Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the year ended December 31, 2014 is as of March 12, 2015. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTAT®, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Report on Form 40-F, and our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital, cardiology products, BRINAVESS™ and AGGRASTAT®, which are commercially available in markets outside of the United States.

BRINAVESS™ [vernakalant (IV)], was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults (for non-surgery patients with atrial fibrillation of seven days or less) and for use in post-cardiac surgery patients with atrial fibrillation of three days or less. BRINAVESS™ is mentioned as a first-line therapy in the European Society of Cardiology atrial fibrillation guidelines for the cardioversion of recent-onset atrial fibrillation in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban HCL) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in Acute Coronary Syndrome (“ACS”) patients. AGGRASTAT® has been approved in numerous countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

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Both BRINAVESS™ and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network.

BRINAVESS™ (Vernakalant (IV))

We have exclusive, global marketing rights to BRINAVESS™, the intravenous formulation of vernakalant, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from Merck Sharp & Dohme Corp. (“Merck”) and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements but are expected to be completed in 2015.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, Astellas received an action letter from the FDA, informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. The letter requested additional information associated with the risk of previously identified events experienced by a subset of patients during the clinical trials as well as a safety update from ongoing or completed studies of vernakalant (IV), regardless of indication, dosage form or dose level. The action letter further indicated that if the response to their requests was not satisfactory, additional clinical studies may be required.

In August 2009, we, together with our former partner Astellas, announced that Astellas would undertake a single confirmatory additional Phase 3 clinical trial (“ACT 5") under a Special Protocol Assessment. The decision to conduct another trial was reached following extended discussions between Astellas and the FDA to define the best regulatory path forward for vernakalant (IV). ACT 5 began enrolment of recent onset atrial fibrillation patients without a history of heart failure in October 2009.

In October 2010, a clinical hold was placed on the ACT 5 study of vernakalant (IV) following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV).

In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (IV) in North America. All terms, responsibilities and payments that Astellas committed to under the North American Vernakalant (IV) Agreement were assumed by Merck without change. Merck and the FDA agreed to terminate the ACT 5 study. Merck began discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States.

In September 2012, Merck gave notice to us of its termination of the North American Vernakalant (IV) Agreement. In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the transfer of the NDA for vernakalant (IV) from Merck to us. We have initiated discussions with the FDA regarding potential development paths for vernakalant (IV) in the United States.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (“the Collaboration Agreements”) with Merck for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of Merck with exclusive rights outside of North America to vernakalant (IV).

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Under the terms of the Collaboration Agreements, Merck paid us an initial fee of $60.0 million. In addition, we were eligible to receive up to an additional $200.0 million in payments, of which we received $45.0 million (described below), based on the achievement of certain milestones associated with the development and approval of vernakalant products. We were also eligible to receive up to $100.0 million for milestones associated with approvals in other subsequent indications of both the intravenous and oral formulations. Also, we were eligible to receive tiered royalty payments on sales of any approved products and had the potential to receive up to $340.0 million in additional milestone payments based on achievement of significant sales thresholds. Merck was responsible for all costs associated with the development, manufacturing and commercialization of these product candidates.

In July 2009, our former partner, Merck, submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union, and as a result of the submission we received a $15.0 million milestone payment from Merck.

In June 2010, the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval of vernakalant (IV) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults and in September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESS™ in the European Union, Iceland and Norway. This milestone triggered a $30.0 million milestone payment from Merck. After receipt of marketing approval, Merck began its commercial launch of BRINAVESS™ in a number of European countries.

In September 2012, Merck gave notice to us of its termination of the Collaboration Agreements. On April 25, 2013, we entered into a Transition Agreement with Merck (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and transfer of rights to, and responsibilities for, vernakalant to us. Pursuant to the Transition Agreement, we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 25, 2013. On September 21, 2013, Merck and Cardiome entered into an Agreement regarding the rights and responsibilities of each party for the continued transfer of marketing authorizations. On a per country basis, regulatory and product distribution responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfer has been delayed in certain jurisdictions. All applications for transfers are expected to be completed in 2015.

In June 2013, we announced the decision by the European Commission to allow the transfer of the centrally-approved marketing authorisation for BRINAVESS™ from Merck to us. We are now the marketing authorization holder for BRINAVESS™ in the member states of the European Union. As a result, royalties on sales and the promotional services fee we previously received from Merck ceased on July 1, 2013 and we began benefiting from all sales of BRINAVESS™ throughout the world.

On September 16, 2013, we announced the completion of the transfer from Merck to us of commercialization responsibility for BRINAVESS™ in the European Union and the responsibility to complete the post-marketing study for BRINAVESS™. Since that date, we have been supplying BRINAVESS™ under our own trade dress in the European Union.

During 2014, we continued to seek new partners to distribute BRINAVESS™. We entered into commercialization agreements with Tamro AB, Nomeco A/S, Logista Pharma S.A., VIANEX S.A., UDG Healthcare PLC, Eurolab Especialidades Medicinales de Eurofar S.R.L. and Pharmacare Limited, which trades as Aspen Pharmacare and is a part of the Aspen Group, to distribute BRINAVESS™ in Sweden, Denmark, Spain, Greece, Ireland, Argentina and South Africa, respectively. In addition, we announced that our partner, AOP Orphan Pharmaceuticals AG, headquartered in Vienna, Austria, is now making BRINAVESS™ available to physicians and patients in Switzerland, the Czech Republic, Poland, Slovenia, Slovakia, Hungary, Latvia and Romania.

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In November 2014, we announced results from a Phase 3 clinical study conducted with BRINAVESS™ in the Asia-Pacific (“A-P”) region. The study originally planned to recruit 615 patients; however, the study was completed after randomising 123 patients. The study remained sufficiently powered and it achieved the primary endpoint, showing that of the 111 treated patients with recent-onset atrial fibrillation (AF) lasting 3 hours to 7 days, 53% of those receiving an IV dose of BRINAVESS™ converted to normal heart rhythm within 90 minutes, compared to 12% of placebo patients (95% CI; 23%, 58%, p<0.001).

In December 2014, we entered into an agreement with Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and to re-launch BRINAVESS™ in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESS™ in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm has agreed to an upfront payment of $1.0 million and specific annual commercial goals for BRINAVESS™. Cardiome is also eligible to receive regulatory milestone payments of up to $3.0 million.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. In July and September 2006, we announced positive top line results for the sequential 300 mg and 600 mg dosing groups, respectively, from the Phase 2a pilot study of vernakalant (oral). In July 2008, we announced positive clinical results from the Phase 2b clinical study of vernakalant (oral) to further evaluate the safety and tolerability, pharmacokinetics and efficacy of vernakalant (oral).

In April 2009, we entered into the Collaboration Agreements with Merck for the development and commercialization of vernakalant. The agreement provided an affiliate of Merck with exclusive global rights to vernakalant (oral).

In November 2011, Merck completed an additional multiple rising-dose Phase I study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that Merck had scheduled, to start in late 2011, an additional Phase I trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures.

In March 2012, Merck informed us of its decision to discontinue further development of vernakalant (oral). In September 2012, we announced that Merck would return the global marketing and development rights for vernakalant (oral) to us in connection with Merck’s termination of the Collaboration Agreements. In May 2013, we completed the transfer of sponsorship of the IND for vernakalant (oral) from Merck to us. We are continuing to assess the appropriate development plan for vernakalant (oral).

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AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention or PCI, a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years with an excellent safety and efficacy profile.

In May 2014, we entered into an agreement with AOP Orphan Pharmaceuticals AG to commercialize AGGRASTAT® in selected European markets. Key AOP Orphan countries for AGGRASTAT® include Austria, Hungary, Switzerland, and other Eastern European states.

Pre-clinical

We continue to support pre-clinical research and development work externally through academic research collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, to responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

The following table summarizes the current status of our programs:

Program	Stage of Development	Current Status
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Results released November 2014

	Phase 3 ACT 5 study	Study terminated

	Post approval study	SPECTRUM (post approval safety study) initiated in Q4-2011 Study continuing

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Program	Stage of Development	Current Status
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD studies completed

CORPORATE UPDATE

Senior secured term loan facility

On July 18, 2014, we announced the closing of a senior, secured term loan facility with MidCap Financial, LLC for up to $22.0 million in two tranches bearing interest at a rate of LIBOR plus 8%. The first tranche of $12.0 million is available for working capital and general corporate purposes. The second tranche of up to $10.0 million is available to support a product or company acquisition. The loan carries a term of 48 months and is secured by substantially all of our assets. As at December 31, 2014, $12.0 million of the first tranche has been drawn, and no amounts have been drawn under the second tranche.

Restricted share unit plan

On May 9, 2014, the Board of Directors approved a Restricted Share Unit Plan (“RSU Plan”) and certain amendments to Cardiome’s incentive stock option plan (“Stock Option Plan”) to provide long-term incentives to employees and directors. The RSU Plan and the amendments to the Stock Option Plan were approved by the shareholders on June 16, 2014 at the annual general and special meeting of the shareholders.

Common share financing and secondary offering

On March 11, 2014, we completed a prospectus offering of 1,500,000 common shares at CAD $10.00 per common share for net proceeds of $12.4 million.  Additionally, 1,500,000 common shares were sold in a secondary offering from CarCor Investment Holdings LLC (“CarCor”), the shareholder from which we purchased Correvio, at CAD $10.00 per common share. We did not receive any of the proceeds of the sale of common shares by CarCor.

As stated in the prospectus pursuant to which this financing was effected, we intended to use the proceeds from the offering for working capital and general corporate purposes, and the advancement of our business objectives outlined under “Our Strategy” in the short form prospectus, including, without limitation, for (a) regulatory costs of vernakalant (IV) and vernakalant (oral) and (b) expansion of our sales and marketing efforts for BRINAVESS™ and AGGRASTAT® in Europe and other parts of the world. Since March 11, 2014, the closing date of the financing, the majority of the proceeds we received were used for selling, general and administration expenses.

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At-the-market sales issuance agreement

On February 18, 2014, we filed a prospectus supplement in each of the provinces of Canada, other than Québec, and the United States to qualify and register the distribution of our common shares having an aggregate offer price of up to $8.9 million in “at-the-market” distributions effected from time to time pursuant to an At-The-Market Sales Issuance Agreement that we entered into on the same day with MLV & Co. LLC, as agent (the “ATM Offering”). No sales in the ATM Offering will be made in Canada. During the year ended December 31, 2014, we issued 30,513 of our common shares in the ATM Offering for gross proceeds of $0.3 million.

As stated in the prospectus supplement pursuant to which the ATM Offering financing is effected, we intend to use the net proceeds from the sale of the common shares offered in the ATM Offering primarily for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESS™ and AGGRASTAT® in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of our other business objectives outlined under “Our Strategy” in the base shelf prospectus pursuant to which the ATM Offering is affected. The majority of the proceeds we received were used for selling, general and administration expenses.

Acquisition of Correvio

On November 18, 2013, we completed the acquisition of Correvio, a privately held pharmaceutical company headquartered in Geneva, Switzerland, focused on the worldwide marketing, excluding the United States, of AGGRASTAT®, a branded prescription pharmaceutical. We acquired 100% of Correvio in exchange for 19.9% of our outstanding shares (pro forma ownership of approximately 16.6%) and a deferred consideration of $12.0 million. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The deferred consideration must be repaid in full by December 1, 2019.

Long-term debt settlement

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between us and Merck, was further amended allowing us to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, we paid the remaining $13.0 million of the $20.0 million agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. We recorded a gain on debt settlement of $20.8 million during the first quarter of 2013. With this final payment, Merck released and discharged the collateral security taken in respect of the advances under the line of credit Merck had made available to us.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the years ended December 31 as follows:

(In thousands of U.S. dollars, except as otherwise stated)	2014	2013
Statement of operations data:
Revenue	$30,042	$4,511
Operating loss	(16,585)	(16,697)
Net earnings (loss)	(18,227)	4,773
Basic and diluted earnings (loss) per common share (in dollars)	$(1.12)	$0.37

Balance sheet data:
Total assets	$50,115	$47,322
Long-term debt	12,000	-
Deferred consideration	7,588	10,685

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RESULTS OF OPERATIONS - 2014

Year ended December 31, 2014 compared to year ended December 31, 2013

We recorded a net loss of $18.2 million (loss of $1.12 per share) for the year ended December 31, 2014, compared to net earnings of $4.8 million ($0.37 per share) for the year ended December 31, 2013.

During 2014, our results benefited from a full year of sales of AGGRASTAT®, which was acquired in connection with our acquisition of Correvio in November 2013. We continue to grow BRINAVESS™ sales now that BRINAVESS™ is available to customers in all EU markets where Merck had previously sold the product. We incurred a net loss in 2014 due to the selling, general and administration costs associated with the Correvio acquisition, and the sales and marketing costs required to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT®. Net earnings for fiscal 2013 were primarily due to the gain on settlement of debt owing to Merck.

In 2015, we expect to continue to incur a net loss as our expenses, including costs to fund our development programs, are expected to continue to be greater than our revenue from the sale of BRINAVESS™ and AGGRASTAT®.

Revenue

Revenue increased to $30.0 million for the year ended December 31, 2014, from $4.5 million in 2013 primarily due to sales of AGGRASTAT®.

Cost of goods sold

Cost of goods sold increased to $10.0 million in 2014, compared to $0.9 million in 2013, primarily due to sales of AGGRASTAT®. Cost of goods sold relates to the sale of AGGRASTAT® and BRINAVESS™.

Selling, general and administration expense

Selling, general and administration expense (“SG&A”) increased to $33.8 million in 2014, compared to $16.4 million in 2013. The increase was due primarily to costs associated with the Correvio acquisition and an increase in sales and marketing costs to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT®.

Amortization expense

Amortization expense increased to $2.2 million in 2014, compared to $0.6 million in 2013 due primarily to a full year of amortization of the marketing rights associated with the acquisition of Correvio.

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Acquisition costs

Acquisition costs of $1.5 million for the year ended December 31, 2013 included legal, consulting and accounting fees incurred related to the acquisition of Correvio.

Restructuring

Restructuring costs of $1.2 million for the year ended December 31, 2013 consisted primarily of employee termination benefits related to our integration of Correvio.

Other income and expense

Other expense was $1.6 million for 2014, compared to other income of $21.6 million in 2013. Other expense in 2014 comprised primarily of interest expense on the deferred consideration related to the acquisition of Correvio and on the senior secured term loan facility. Other income in 2013 related primarily to the $20.8 million gain on the settlement of debt owed to Merck.

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RESULTS OF OPERATIONS - FOURTH QUARTER (UNAUDITED)

(in thousands of U.S. dollars, except share and per share amounts)	Three Months Ended December 31
	2014	2013
Revenue
Product and royalty revenue	$6,976	$3,893
Licensing and other fees	-	(26)
	6,976	3,867
Cost of goods sold	3,618	889
	3,358	2,978
Expenses
Selling, general and administration	9,143	7,282
Research and development	99	40
Amortization costs	540	325
Acquisition costs	-	1,494
Restructuring	-	1,337
	9,782	10,478

Operating loss	(6,424)	(7,500)

Other expense (income)
Interest expense	508	121
Other expense (income)	36	(142)
Foreign exchange gain	(144)	(349)
	400	(370)

Loss before income taxes	(6,824)	(7,130)
Income tax expense (recovery)	(338)	102
Net loss	$(6,486)	$(7,232)

Other comprehensive loss:
Foreign currency translation adjustments	329	227
Comprehensive loss	$(6,815)	$(7,459)
Loss per share	$(0.39)	$(0.53)
Weighted average number of common share
Basic and diluted	16,527,655	13,658,605

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Revenue increased to $7.0 million in the fourth quarter of 2014, compared to $3.9 million in the same period of 2013 due primarily to the recognition of a full quarter of AGGRASTAT® sales compared to six weeks in the fourth quarter of 2013.

SG&A expense increased to $9.1 million in the fourth quarter of 2014, compared to $7.3 million in the same period of 2013 due primarily to costs associated with the Correvio acquisition and costs incurred to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT®.

The acquisition and restructuring costs incurred in the fourth quarter of 2013 were related to the acquisition of Correvio. We did not incur similar costs in the fourth quarter of 2014.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2014. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

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	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014

Revenue	$6,976	$7,807	$7,667	$7,592
Cost of goods sold	3,618	2,673	2,243	1,493
Selling, general and administration	9,143	7,863	8,808	7,999
Research and development	99	234	59	245
Interest expense	508	495	226	254
Net loss	$(6,486)	$(4,367)	$(4,240)	$(3,134)

Loss per share	$(0.39)	$(0.26)	$(0.26)	$(0.20)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013

Revenue	$3,867	$477	$107	$60
Cost of goods sold	889	47	-	-
Selling, general and administration	7,282	3,954	2,974	2,236
Research and development	40	31	35	370
Restructuring	1,337	-	(57)	(73)
Gain on settlement of debt	-	-	-	20,834
Net earnings (loss)	$(7,232)	$(3,614)	$(2,774)	$18,393
Earnings (loss) per share
Basic and diluted	$(0.53)	$(0.29)	$(0.22)	$1.47

Variations in our revenue, expense and net earnings (loss) for the periods above resulted primarily from the following factors:

In the first quarter of 2014, our net loss decreased to $3.1 million, or loss of $0.20 per common share, compared to a net loss of $7.2 million, or loss of $0.53 per common share in the fourth quarter of 2013. The decrease was primarily due to higher revenue that resulted from sales of AGGRASTAT®, which we acquired through our acquisition of Correvio in November 2013. The increase in revenue was partially offset by an increase in SG&A expense due to costs associated with the Correvio acquisition and costs incurred to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT®.

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In the second quarter of 2014, our net loss increased to $4.2 million, or $0.26 per common share, compared to a net loss of $3.1 million, or $0.20 per common share in the first quarter of 2014. The increase was primarily due to an increase in SG&A expense due to costs incurred to support the commercialization of BRINAVESS™ and the continued sales of AGGRASTAT®.

In the third quarter of 2014, our net loss increased by $0.2 million to $4.4 million. The increase was a result of increased interest expense from our term loan with Midcap entered into during the third quarter of 2014.

In the fourth quarter of 2014, our net loss increased by $2.1 million to $6.5 million, or $0.39 per common share, compared to a net loss of $4.4 million, or $0.26 per common share in the third quarter of 2014. The increase was primarily due to an increase in cost of goods sold related to supply chain restructuring and inventory reserves, and an increase in SG&A expense due to the timing of the SPECTRUM study costs.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of AGGRASTAT® and BRINAVESS™, the issuance of common shares, the MidCap term loan facility and the remaining cash from our previous partner, Merck.

Cash Flows

At December 31, 2014, we had $12.7 million in cash and cash equivalents, compared to $11.0 million at December 31, 2013. The increase in cash and cash equivalents for the year ended December 31, 2014 was primarily due to $21.0 million of net cash provided by financing activities partially offset by $18.5 million of net cash used in operating activities.

Cash used in operating activities for the year ended December 31, 2014 was $18.5 million, an increase of $1.7 million from $16.8 million for the same period in 2013. The increase in cash used was primarily due to the timing of customer receipts and payment of liabilities.

Cash used in investing activities for the years ended December 31, 2014 and 2013 was $0.6 million and $0.3 million, respectively, related to the purchase of property and equipment and the incurrence of patent costs.

Cash provided by financing activities for the year ended December 31, 2014 was $21.0 million, compared to cash used in financing activities of $12.8 million for the year ended December 31, 2013. Cash provided by financing activities for the year ended December 31, 2014 primarily reflected net proceeds of $12.4 million from our common share offering completed in the first quarter in addition to net proceeds of $11.0 million from the term loan facility that was completed in the third quarter. Cash used in financing activities for the year ended December 31, 2013 was primarily due to the $13.0 million repayment of debt owed to Merck.

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Sources and uses of cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2014	2013
Cash used in operating activities	$(18,527)	$(16,768)
Cash used in investing activities	(600)	(309)
Cash provided by (used in) financing activities	20,971	(12,843)
Effect of foreign exchange rate on cash and cash equivalents	(120)	(99)
Net increase (decrease) in cash and cash equivalents	$1,724	$(30,019)

Funding Requirements

At December 31, 2014, we had working capital of $13.9 million, compared to $10.6 million at December 31, 2013. With the term loan facility in place, we do not expect further funding for working capital needs at this time.

We expect to devote financial resources to our operations, research and development efforts, clinical trials, nonclinical and preclinical studies and regulatory approvals associated with our products in development, as well as to business development efforts. We will require cash to pay interest and make principal payments on the term loan facility as well as the deferred consideration arising from the acquisition of Correvio.

Our future funding requirements will depend on many factors including:

•	the extent to which BRINAVESS™ will be successful in obtaining reimbursement in additional countries where it is currently approved
•	the cost and outcomes of regulatory submissions and reviews for approval of BRINAVESS™ in additional countries
•	the extent to which BRINAVESS™ will be commercially successful globally
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets
•	the future development plans for our products in development
•	the consummation of suitable business development opportunities
•	the size, cost and effectiveness of our sales and marketing programs
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements

We believe that our cash on hand, the expected future cash inflows from the sale of BRINAVESS™ and AGGRASTAT®, and expected proceeds from other financial vehicles will be sufficient to finance our operational and capital needs for at least the next 12 months, including our obligations with respect to the term loan facility and deferred consideration. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our operational and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the term loan facility currently in place. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our development programs and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

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Contractual obligations

As of December 31, 2014, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2015	2016	2017	2018	2019	There- after	Total
Commitments for clinical and other agreements	$3,539	$481	$6	$6	-	-	$4,032
Supplier purchase commitment	1,180	1,180	-	-	-	-	2,360
Deferred consideration	3,044	3,189	1,355	-	-	-	7,588
Interest expense on deferred consideration	759	454	135	-	-	-	1,348
Term loan facility	1,714	4,114	4,114	2,058	-	-	12,000
Interest expense on term loan facility	996	714	364	51	-	-	2,125
Operating lease obligations	489	425	334	337	286	1,079	2,950
Total	$11,721	$10,557	$6,308	$2,452	$286	$1,079	$32,403

Outstanding share capital

As of March 12, 2015, there were 16,682,929 common shares issued and outstanding, and 1,270,665 common shares issuable upon the exercise of outstanding stock options (of which 735,291 were exercisable) at a weighted average exercise price of CAD $4.67 per share, and 57,500 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with business combinations, recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

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The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, goodwill, amortization, stock-based compensation, and fair value measurements of financial instruments. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2014.

Revenue recognition

Product and royalty revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and other fees

We earn revenue from a collaboration and license agreement from the commercial sale of an approved product.

Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. We primarily use the income approach when determining the fair value of assets.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

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Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

Amortization

Amortization of intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the use of intangible assets.

Stock-based compensation and other stock-based payments

We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date, amortized over the vesting period.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Fair value measurements of financial instruments

Fair value measurements of financial instruments are determined by using a fair value hierarchy that prioritizes the inputs to valuation techniques into three levels according to the relative reliability of the inputs used to estimate the fair values.

The three levels of inputs used to measure fair value are as follows:

Level 1	-	Unadjusted quoted prices in active markets for identical financial instruments;
Level 2	-	Inputs other than quoted prices that are observable for the financial instrument either directly or indirectly; and
Level 3	-	Inputs that are not based on observable market data.

In determining fair value measurements, we use the most observable inputs when available. The fair value hierarchy level at which a financial instrument is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.

The determination of fair value requires judgments, assumptions and estimates and may change over time.

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Recent accounting pronouncements

Revenue from contracts with customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, that introduced a new five-step revenue recognition model to be used to determine how an entity should recognize revenue related to the transfer of goods or services to customer in an amount that reflects the consideration the entity is entitled to receive for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Going concern disclosure

In August 2014, the FASB issued ASU 205-40, Presentation of Financial Statements – Going Concern, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to assess at each interim and annual reporting period whether substantial doubt exists about the Company’s ability to operate as a going concern. Substantial doubt exists if the Company will be unable to meet its obligations as they become due within one year after the financial statement issue date. If there is substantial doubt, additional disclosures are required. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016.

RELATED PARTY TRANSACTIONS

We incurred expenses for services provided by a law firm in which a director of one of our wholly owned subsidiaries is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2014, we incurred legal fees of $0.1 million (2013 - $0.2 million) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2014 is an amount of $0.1 million (2013 - $0.1 million) owing to the legal firm.

We also incurred expenses for services provided by an accounting firm in which a director of one of our wholly owned subsidiaries is a director. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the year ended December 31, 2014, we incurred accounting fees of $0.1 million (2013 - $0.1 million) for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2014 is an amount of $0.01 million (2013 - $0.03 million) owing to the accounting firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

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DISCLOSURE CONTROLS AND PROCEDURE

Our management is responsible for establishing and maintain adequate disclosure controls and procedures (as such term is defined in applicable securities regulations). Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures December 31, 2014. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit with securities regulatory authorities is recorded, processed, summarized and reported, within the time periods specified in applicable securities regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit with securities regulatory authorities is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations) and has designed and maintained such internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2014, management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2014 consolidated annual financial statements, as stated in their report theron.

Management intends to assess the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the 2013 COSO framework.

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Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2014, there were no changes with regard to internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2014, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents and our long-term debt as these instruments bear interest based on current market rates.

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